Earning Release

ELBIT SYSTEMS REPORTS
FIRST QUARTER OF 2014 RESULTS

Backlog of orders at record $6.1 billion; Revenues at $683 million;
Net income of $48 million; EPS of $1.13

Haifa, Israel, May 13, 2014 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international defense electronics company, reported today its consolidated results for the quarter ended March 31, 2014.

In this release, the Company is providing US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

Management Comment:

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems, commented: “I am pleased to report a positive start to 2014, highlighted by solid growth in our backlog, surpassing the $6 billion milestone for the first time, and strong cash flow. The results of the quarter underscore the strength of our business base. In particular, the growth in backlog, including recent contract awards in the Asia-Pacific and Latin America regions, is an indication of stability and has the potential to support revenue growth over the coming years”.

First quarter 2014 results:

Revenues in the first quarter of 2014 were $682.6 million, as compared to $680.2 million in the first quarter of 2013.

Gross profit amounted to $193.2 million (28.3% of revenues) in the first quarter of 2014, as compared to $192.7 million (28.3% of revenues) in the first quarter of 2013. The non-GAAP gross profit in the first quarter of 2014 was $198.6 million (29.1% of revenues), as compared to $198.3 million (29.2% of revenues) in the first quarter of 2013.

Research and development expenses, net were $48.9 million (7.2% of revenues) in the first quarter of 2014, as compared to $51.0 million (7.5% of revenues) in the first quarter of 2013. The lower net expenses in the quarter is a result primarily of higher research and development income from the Office of the Chief Scientist and the Israeli Ministry of Defense.

Marketing and selling expenses were $55.0 million (8.1% of revenues) in the first quarter of 2014, as compared to $55.8 million (8.2% of revenues) in the first quarter of 2013.

General and administrative expenses were $35.3 million (5.2% of revenues) in the first quarter of 2014, as compared to $32.2 million (4.7% of revenues) in the first quarter of 2013. The increase in general and administrative expenses in the first quarter of 2014 was mainly a result of higher expenses related to the Company's phantom option retention plan.

Earning Release

Other income, net in the first quarter of 2014 amounted to $6.0 million. The amount reflects a net gain related to the revaluation of the previously held investment in Pearls of Wisdom Ltd.'s shares at the acquisition date due to its accounting treatment as a business combination achieved in stages. As a result of this acquisition the Company increased its holdings in Pearls of Wisdom from 49% to 90%.

Operating income was $59.9 million (8.8% of revenues) in the first quarter of 2014, as compared to operating income of $53.7 million (7.9% of revenues) in the first quarter of 2013. The non-GAAP operating income in the first quarter of 2014 was $65.0 million (9.5% of revenues), as compared to $65.3 million (9.6% of revenues) in the first quarter of 2013.

Financial expenses, net were $4.7 million in the first quarter of 2014, as compared to $7.9 million in the first quarter of 2013. The higher level of financial expenses in the first quarter of 2013 was mainly related to exchange rate differences.

Taxes on income were $6.2 million (effective tax rate of 11.2%) in the first quarter of 2014, as compared to $4.6 million (effective tax rate of 10.1%) in the first quarter of 2013.

Equity in net earnings of affiliated companies and partnerships was $1.1 million (0.2% of revenues) in the first quarter of 2014, as compared to $1.7 million (0.2% of revenues) in the first quarter of 2013.

Net income attributable to non-controlling interests was $2.0 million in the first quarter of 2014, as compared to $1.1 million in the first quarter of 2013.

Net income attributable to the Company's shareholders in the first quarter of 2014 was $48.2 million (7.1% of revenues), as compared to $41.4 million (6.1% of revenues) in the first quarter of 2013. The non-GAAP net income in the first quarter of 2014 was $51.9 million (7.6% of revenues), as compared to $51.1 million (7.5% of revenues) in the first quarter of 2013.

Diluted net earnings per share attributable to the Company's shareholders were $1.13 for the first quarter of 2014, as compared with diluted net earnings per share of $0.98 for the first quarter of 2013. The non-GAAP diluted earnings per share in the first quarter of 2014 were $1.22, same as for the first quarter of 2013.

The Company’s backlog of orders for the quarter ended March 31, 2014 totaled $6,064 million, as compared to $5,777 million as of March 31, 2013. Approximately 72% of the current backlog is attributable to orders from outside Israel. Approximately 66% of the current backlog is scheduled to be performed during 2014 and 2015.

Operating cash flow for the quarter ended March 31, 2014 was $80.8 million, as compared to $13.8 million in the quarter ended March 31, 2013.

Earning Release

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made certain adjustments, as indicated in the table below.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures. Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013

GAAP gross profit	193.2	192.7	824.8
Adjustments:
Amortization of purchased intangible assets	5.4	5.6	22.2
Impairment of long-lived assets	—	—	0.9
Non-GAAP gross profit	198.6	198.3	847.9
Percent of revenues	29.1%	29.2%	29.0%

GAAP operating income	59.9	53.7	239.4
Adjustments:
Amortization of purchased intangible assets	11.1	11.6	45.9
Impairment of long-lived assets	—	—	0.9
Legal settlements	—	—	(7.6)
Gain from changes in holdings	(6.0)	—	—
Non-GAAP operating income	65.0	65.3	278.6
Percent of revenues	9.5%	9.6%	9.5%

GAAP net income attributable to Elbit Systems’ shareholders	48.2	41.4	183.4
Adjustments:
Amortization of purchased intangible assets	11.1	11.6	45.9
Impairment of long-lived assets	—	—	0.9
Legal settlements	—	—	(7.6)
Gain from changes in holdings	(6.0)	—	(0.9)
Adjustment of loss (gain) from discontinued operations, net	—	0.2	(0.8)
Related tax benefits	(1.4)	(2.1)	(10.1)
Non-GAAP net income attributable to Elbit Systems' shareholders	51.9	51.1	210.8
Percent of revenues	7.6%	7.5%	7.2%

Non-GAAP diluted net EPS	1.22	1.22	4.99

Earning Release

Recent Events:

On March 20, 2014, the Company announced that it was awarded a contract by a customer in the Asia-Pacific region to perform a tank upgrade program. The contract, valued at approximately $290 million, will be performed over a three-year period.

On March 26, 2014, the Company announced that it was awarded a contract by the Brazilian Air Force ("FAB") for the supply of a HermesTM 900 Unmanned Aircraft System (“UAS”). The Hermes 900, which will be equipped with a new and advanced intelligence gathering system considered as a breakthrough operational solution, will be operated by FAB in combined missions with the Hermes 450 fleet, already in operational use. Both UAS will carry safety and security missions in the 2014 FIFA World Cup Games. The contract is in an amount that is not material to Elbit Systems, and the Hermes 900 will be supplied within two months.

On March 30, 2014, the Company announced that it was awarded an approximately $163 million contract from a European country for the supply of defense electronic systems for ground applications. The contract will be performed over a three-year period.

On April 8, 2014, the Company announced that it was awarded a contract in the Latin American region, in an amount of approximately $100 million, for the supply of a homeland security solution.

On April 23, 2014 , the Company announced that it was awarded an approximately $123 million contract from a European country for the supply of defense electronic systems for airborne applications. The contract will be performed over a four-year period.

Dividend:

The Board of Directors declared a dividend of $0.32 per share for the first quarter of 2014. The dividend’s record date is May 27, 2014. The dividend will be paid from income generated as Preferred Income, on June 9, 2014, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, May 13, 2014 at 9:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number: +972 3 918 0609

at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 326 9310 (US) or +972 3 925 5900 (Israel and International).

Earning Release

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, signal intelligence ("SIGINT") systems, data links and communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services, including training and simulation systems.
For additional information, visit: www.elbitsystems.com or follow us on Twitter.

Attachments:

Consolidated balance sheet
Consolidated statements of income
Consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel: +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green GK Investor Relations Tel: 1-646-201-9246 elbitsystems@gkir.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1943, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact. Forward Looking Statements are based on management's expectations, estimates, projections and assumptions. Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings. The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.'s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

Earning Release

Elbit Systems Ltd. , its logo, brand, product, service, and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies. All other brand, product, service, and process names appearing are the trademarks of their respective holders. Reference to or use of a product, service, or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation, or sponsorship of that product, service, or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel, or otherwise any license or right under any patent, copyright, trademark, or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.

(FINANCIAL TABLES TO FOLLOW)

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	March 31,	December 31,
	2014	2013
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$189,531	$193,737
Short-term bank deposits and marketable securities	53,080	71,625
Trade and unbilled receivables, net	800,094	823,245
Other receivables and prepaid expenses	162,017	151,367
Inventories, net of customers advances	788,668	756,032
Total current assets	1,993,390	1,996,006

Investments in affiliated companies and partnerships	130,513	131,362
Long-term trade and unbilled receivables	213,428	242,576
Long-term bank deposits and other receivables	56,818	52,983
Deferred income taxes, net	35,747	35,695
Severance pay fund	314,097	323,388
	750,603	786,004

Property, plant and equipment, net	473,346	481,408
Goodwill and other intangible assets, net	673,364	669,750
Total assets	$3,890,703	$3,933,168

Liabilities and Equity
Current maturities of long-term loans and Series A Notes	$63,753	$63,111
Trade payables	319,290	301,480
Other payables and accrued expenses	721,930	720,544
Customer advances in excess of costs incurred on contracts in progress	355,333	349,998
	1,460,306	1,435,133

Long-term loans, net of current maturities	130,190	224,209
Series A Notes, net of current maturities	381,638	377,812
Employee benefit liabilities	398,319	407,855
Deferred income taxes and tax liabilities, net	73,500	73,502
Customer advances in excess of costs incurred on contracts in progress	155,012	164,854
Other long-term liabilities	60,450	55,634
	1,199,109	1,303,866

Elbit Systems Ltd.'s equity	1,210,410	1,177,012
Non-controlling interests	20,878	17,157
Total equity	1,231,288	1,194,169
Total liabilities and equity	$3,890,703	$3,933,168

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amount)

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013
	Unaudited		Audited
Revenues	$682,613	$680,188	$2,925,151
Cost of revenues	489,415	487,479	2,100,304
Gross profit	193,198	192,709	824,847

Operating expenses:
Research and development, net	48,942	51,049	220,482
Marketing and selling	54,978	55,754	235,466
General and administrative	35,314	32,167	129,507
Other income, net	(5,951)	—	—
	133,283	138,970	585,455
Operating income	59,915	53,739	239,392
Financial expenses, net	(4,662)	(7,922)	(37,310)
Other income (loss), net	34	(9)	937
Income before income taxes	55,287	45,808	203,019
Taxes on income	(6,186)	(4,604)	(25,313)
	49,101	41,204	177,706
Equity in net earnings of affiliated companies and partnerships	1,097	1,692	13,032
Income from continuing operations	50,198	42,896	190,738
Income (loss) from discontinued operations, net	—	(341)	681
Net income	50,198	42,555	191,419
Less: net income attributable to non-controlling interests	(2,045)	(1,148)	(8,002)
Net income attributable to Elbit Systems Ltd.'s shareholders	$48,153	$41,407	$183,417

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings per share
Continuing operations	$1.13	$0.99	$4.34
Discontinued operations	—	0.00	0.01
Total	$1.13	$0.99	$4.35
Diluted net earnings per share
Continuing operations	$1.13	$0.98	$4.33
Discontinued operations	—	0.00	0.01
Total	$1.13	$0.98	$4.34

Weighted average number of shares used in computation of basic earnings per share (in thousands)	42,614	41,906	42,139
Weighted average number of shares used in computation of diluted earnings per share (in thousands)	42,639	42,057	42,295
Amounts attributable to Elbit Systems Ltd.'s shareholders
Income from continuing operations, net of income tax	$48,153	$41,610	$182,598
Discontinued operations, net of income tax	—	(203)	819
Net income attributable to Elbit Systems Ltd.'s shareholders	$48,153	$41,407	$183,417

Earning Release

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Three Months Ended March 31,		Year Ended December 31,
	2014	2013	2013
	Unaudited		Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$50,198	$42,555	$191,419
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	32,015	32,831	129,348
Write-off of impairment and discontinued operations, net	—	341	254
Stock-based compensation	92	190	440
Amortization of Series A Notes premium and related issuance costs, net	(23)	(23)	(92)
Deferred income taxes and reserve, net	847	(1,042)	221
Gain on sale of property, plant and equipment	(735)	(121)	(147)
Loss (gain) on sale of investment	(5,811)	179	873
Equity in net loss (earnings) of affiliated companies and partnerships, net of dividend received (*)	403	(1,602)	468
Changes in operating assets and liabilities, net of amounts acquired:
Decrease (increase) in short and long-term trade receivables, and prepaid expenses	42,782	(70,008)	(108,337)
Increase in inventories, net	(32,617)	(20,746)	(4,785)
Increase in trade payables, other payables and accrued expenses	916	13,145	55,935
Severance, pension and termination indemnities, net	(86)	1,232	(3,595)
Increase (decrease) in advances received from customers	(7,207)	16,873	(95,027)
Net cash provided by operating activities	80,774	13,804	166,975
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment and other assets	(13,916)	(15,611)	(63,019)
Acquisition of subsidiaries and business operations	787	—	—
Investments in affiliated companies and other companies	(3,312)	(3,298)	(6,222)
Proceeds from sale of property, plant and equipment	3,095	1,596	3,755
Proceeds from sale of investments	—	—	3,550
Investment in long-term deposits	(288)	(373)	(2,076)
Proceeds from sale of long-term deposits	224	86	795
Investment in short-term deposits and marketable securities	(7,328)	(10,712)	(50,975)
Proceeds from sale of short-term deposits and marketable securities	28,068	1,779	42,899
Net cash provided by (used in) investing activities	7,330	(26,533)	(71,293)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	2,690	1,817	18,364
Repayment of long-term loans	(95,000)	(21,879)	(230,532)
Proceeds from long-term loans	—	10,050	242,247
Repayment of Series A Notes	—	—	(55,535)
Dividends paid	—	—	(75,549)
Change in short-term bank credit and loans, net	—	(132)	(181)
Net cash used in financing activities	(92,310)	(10,144)	(101,186)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(4,206)	(22,873)	(5,504)
Cash and cash equivalents at the beginning of the year	193,737	199,241	199,241
Cash and cash equivalents at the end of the period	$189,531	$176,368	$193,737
* Dividend received from affiliated companies and partnerships	$1,500	$90	$13,500

Earning Release

ELBIT SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Three Months Ended				Year Ended
	March 31,				December 31,
	2014		2013		2013
	$ millions	%	$ millions	%	$ millions	%
Airborne systems	290.0	42.5	283.2	41.6	1,133.1	38.8
Land systems	58.3	8.5	56.4	8.3	309.3	10.6
C4ISR systems	250.1	36.6	240.2	35.3	1,071.4	36.6
Electro-optic systems	65.6	9.6	81.0	11.9	313.9	10.7
Other (mainly non-defense engineering and production services)	18.6	2.8	19.4	2.9	97.5	3.3
Total	682.6	100.0	680.2	100.0	2,925.2	100.0

Consolidated Revenues by Geographical Regions:

	Three Months Ended				Year Ended
	March 31,				December 31,
	2014		2013		2013
	$ millions	%	$ millions	%	$ millions	%
Israel	163.0	23.9	138.6	20.4	705.7	24.1
North America	194.8	28.5	219.1	32.2	860.7	29.4
Europe	107.7	15.8	120.1	17.7	546.7	18.7
Latin America	69.3	10.2	65.5	9.6	283.0	9.7
Asia-Pacific	117.4	17.2	129.8	19.1	448.1	15.3
Other countries	30.4	4.4	7.1	1.0	81.0	2.8
Total	682.6	100.0	680.2	100.0	2,925.2	100.0